Exhibit (a)(5)(D)

PRESS RELEASE

Stockholm, Sweden, 9 November 2019

Sobi successfully completes tender offer for all outstanding shares of Dova Pharmaceuticals

Swedish Orphan Biovitrum AB (publ) (Sobi™) (STO:SOBI) announced today that its indirect wholly owned subsidiary Dragonfly Acquisition Corp. (Dragonfly) has successfully completed its tender offer to purchase all outstanding shares of Dova Pharmaceuticals, Inc. (Dova) (NASDAQ: DOVA), for USD 27.50 per share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus one non-transferable Contingent Value Right (CVR).

The tender offer expired as scheduled at one minute after 11:59 p.m., Eastern Time (12:00 midnight), on November 8, 2019. As of expiration, 26,312,870 shares had been validly tendered and not validly withdrawn, representing approximately 91.2 per cent of Dova’s outstanding shares of common stock, according to the depositary for the tender offer. The conditions to the tender offer were satisfied, and Sobi and Dragonfly have accepted for payment and will promptly pay the depositary for all validly tendered shares.

Sobi expects to complete the acquisition of Dova on November 12, 2019 through a merger without a vote or meeting of Dova’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. At the effective time of the merger, and subject to any perfected appraisal rights, all of the remaining shares of Dova common stock not purchased in the tender offer will be converted into the right to receive the same USD 27.50 per share, net in cash, without interest and subject to any applicable withholding taxes, plus one non-transferrable CVR that will be paid in connection with the tender offer. Upon completion of the merger, Dova will become an indirect wholly owned subsidiary of Sobi. Shortly after the completion of the merger, Dova’s common stock will no longer be listed on the NASDAQ Global Market.

On November 12, 2019, Sobi intends to file with the U.S. Securities and Exchange Commission (SEC) an amendment to the tender offer statement on Schedule TO which sets forth the final results of the tender offer.

American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

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Swedish Orphan Biovitrum AB (publ)
Postal address SE-112 76 Stockholm, Sweden
Phone: +46 8 697 20 00 │ www.sobi.com

About Sobi™

Sobi is a specialised international biopharmaceutical company transforming the lives of people with rare diseases. Sobi is providing sustainable access to innovative therapies in the areas of haematology, immunology and specialty indications. Today, Sobi employs approximately 1,300 people across Europe, North America, the Middle East, Russia and North Africa. In 2018, Sobi’s revenues amounted to SEK 9.1 billion. Sobi’s shares (STO:SOBI) are listed on Nasdaq Stockholm. You can find more information about Sobi at www.sobi.com.

About Dova Pharmaceuticals, Inc.

Dova Pharmaceuticals was founded in 2016 to commercialise Doptelet® (avatrombopag) for the treatment of thrombocytopenia. Dova Pharmaceuticals’ portfolio comprises of one commercial product, Doptelet. Doptelet is an oral thrombopoietin (TPO) receptor agonist administered with food. Doptelet is approved by both the United States Food and Drug Administration (FDA) and European Medicines Agency (EMA) for treatment of thrombocytopenia (low platelet counts) in adult patients with chronic liver disease (CLD) who are scheduled to undergo a procedure. In June 2019, Doptelet was approved for the treatment of thrombocytopenia in adult patients with chronic immune thrombocytopenia (ITP) who have had an insufficient response to a previous treatment by FDA. Chronic ITP is a rare autoimmune bleeding disorder characterised by low number of platelets, affecting approximately 60,000 adults in the United States.

FORWARD LOOKING STATEMENTS
This press release may contain “forward-looking statements.” Forward-looking statements include all statements that are not historical facts, including, among other things, plans, strategies, expectations for the future, statements regarding the expected timing of filings and approvals relating to the transaction, the expected timing of the completion of the transaction and the ability to complete the transaction or to satisfy the various closing conditions. Words such as “anticipate(s)”, “expect(s)”, “intend(s)”, “plan(s)”, “target(s)”, “project(s)”, “believe(s)”, “will”, “aim(s)”, “would”, “seek(s)”, “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Sobi’s current expectations and beliefs, and Sobi can give no assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others: the ability to consummate the transaction and to meet expectations regarding the timing and completion of the transaction; the satisfaction or waiver of the other conditions to the completion of the transaction on the terms expected or on the anticipated schedule; the contingent value right payment; Sobi’s ability to achieve the milestone that triggers the contingent value right payment; the financial condition, results of operations and business of Sobi and Dova; the risk that Sobi may be unable to achieve the anticipated benefits of the transaction; and general economic and market conditions.

The forward-looking statements contained in this document speak only as of the date of this document, and Sobi does not undertake any obligation to revise or update any forward-looking statements to reflect new information, future events or circumstances after the date of the forward-looking statement. If one or more of these statements is updated or corrected, investors and others should not conclude that additional updates or corrections will be made.

This information is information that Swedish Orphan Biovitrum AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of Linda Holmström, Corporate Communications and Investor Relations at 15:45 CET on 9 November 2019.

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Swedish Orphan Biovitrum AB (publ)
Postal address SE-112 76 Stockholm, Sweden
Phone: +46 8 697 20 00 │ www.sobi.com

For more information please contact

Sobi Communications & Investor Relations Contacts

Paula Treutiger, Head of Communication & Investor Relations
+ 46 733 666 599
paula.treutiger@sobi.com

Linda Holmström, Corporate Communication & Investor Relations
+ 46 708 734 095
linda.holmstrom@sobi.com

Information Agent for the Offer

Georgeson LLC
(866) 628-6021

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Swedish Orphan Biovitrum AB (publ)
Postal address SE-112 76 Stockholm, Sweden
Phone: +46 8 697 20 00 │ www.sobi.com